

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. Russell Greenberg
Executive VP, CFO and Principal Accounting Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

RE: Inter Parfums, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Forms 10-Q for the Fiscal Quarters ended March 31, 2010 and June 30, 2010
File No. 0-16469

Dear Mr. Greenberg:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Contractual Obligations, page 47

2. Please revise your table of contractual obligations to clarify whether the interest due amounts are included or excluded from the long-term debt line item and address the payments you are obligated to make under your interest rate swap agreement. If you have already included the interest rate swap amounts in the interest due amounts in footnote (2), please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated interest payments and estimated payments under interest rate swaps.

Item 14 – Exhibits, Financial Statement Schedules, page 82

Consolidated Financial Statements and Schedule, page F-1

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income, page F-5

3. Please revise your presentation to separately disclose comprehensive income attributable to Inter Parfums, Inc. and comprehensive income attributable to noncontrolling interest. Refer to FASB ASC 220-10-45-5 and ASC 810-10-50-1A(a).

4. It is not clear why there is no foreign currency translation adjustment attributable to noncontrolling interest. Please tell us how you concluded your presentation was appropriate based on the guidance set forth in FASB ASC 220.

5. Please revise your presentation to clarify that the number of common shares column represents the number of common shares outstanding.

Consolidated Statements of Cash Flows, page F-6

6. Please tell us how you determined that proceeds from the sale of stock of a subsidiary and the payment for acquisition of noncontrolling interests should be classified in the cash used in investing activities section instead of the cash provided by (used in) financing activities in circumstances when Inter Parfums maintains control of the subsidiary, since these transactions are accounted for as equity transactions. Refer to FASB ASC 230.

Note 9 – Commitments, page F-21

Leases, page F-21

7. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

General

8. Please address the above comments in your interim filings as well.

Item 1 – Financial Statements, page 1

General

9. We note your presentation of comprehensive income on page 13. FASB ASC 220-10-45-8 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements. As such, please present your statement of comprehensive income within (1) your statements of income, (2) your statements of changes in equity, or (3) as a separate financial statement. Please revise accordingly.

Consolidated Balance Sheets, page 2

10. The column heading of your June 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2009 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended June 30, 2010, you should not imply that the December 31, 2009 balance sheet amounts are audited. Please revise.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned, at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief